SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 April 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 April 2010

                   re: Annual Information Update

LLOYDS BANKING GROUP plc

FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future.  Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Section1

Regulatory Information Service/The London Stock Exchange

Brief description of information published and where details can be obtained (Note 1 below refers)	Date of publication (if applicable -Note 2 below refers)

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. M.A. Fisher, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey, Miss J. Dawson, Mr. C.M. Wiscarson and Mrs H.A. Weir

09/04/2009
Board change - Ewan Brown	21/04/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey, Mr. C.M. Wiscarson and Mrs H.A. Weir

22/04/2009
Document re 2008 notice of meeting, annual report and accounts, form of proxy etc	30/04/2009
Interim Management statement	07/05/2009
2008 Annual report on Form 20-F	08/05/2009
Listing of Shares for Capitalisation issue	11/05/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. T.J.W. Tookey	11/05/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons -

Dr. Berndt, Sir Victor Blank, Ewan Brown, Eric Daniels, Philip Green, Archie Kane, Sir Julian Horn-Smith, Lord Leitch, Sir David Manning, Mr. Scicluna, Truett Tate, Tim Tookey, A. Watson & Helen Weir

12/05/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons -

Ms. Dawson, Ms. Risley, Ms Sergeant & Mr. Wiscarson

14/05/2009

Board changes - Sir Victor Blank retiring as Chairman by the annual general meeting in 2010 and Lord Leitch becoming Deputy Chairman immediately.	18/05/2009
Agreement to launch placing and compensatory open offer on 20th May, 2009	18/05/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. Ryan.	19/05/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Carolyn McCall.	20/05/2009
Publication of circular relating to the placing and compensatory open offer.	20/05/2009
Publication of supplementary prospectus	20/05/2009
Publication of final terms x2	22/05/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mr. C.M. Wiscarson,  Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

26/05/2009
Notification of voting rights and capital	29/05/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Angela Risley.	29/05/2009
Annual information update	29/05/2009
Revision to the timetable for the announcement of the results of the compensatory open offer and commencement of the rump placing.	05/06/2009
Results of GM	05/06/2009
Results of AGM	05/06/2009
Notification of voting rights and capital	08/06/2009
Doc re: Resolutions passed at AGM	08/06/2009
Doc re: Resolutions passed at GM	08/06/2009
Support for the compensatory open offer and commencement of the HMT preference share redemption.	08/06/2009
Successful completion of the placing and compensatory open offer and placement of all not accepted shares.	08/06/2009
TR1 notification of major interests in shares	09/06/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons -

Dr. Berndt, Sir Victor Blank,  Eric Daniels, Ms J. Dawson, Philip Green, Archie Kane, Sir Julian Horn-Smith, Lord Leitch, Sir David Manning, Ms C. McCall, Ms A.S. Risley, Mr. T.T. Ryan, Mr. Scicluna, Truett Tate, Tim Tookey, A. Watson & Helen Weir

09/06/2009
Notification of voting rights and capital	11/06/2009
TR1 notification of major interests in shares	11/06/2009
Successful completion of the HMT preference share redemption	11/06/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mr. C.M. Wiscarson,  Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

25/06/2009
Notification of voting rights and capital	30/06/2009
Block listing return	01/07/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mr. C.M. Wiscarson,  Mrs. A.S. Risley, Mr. G.T. Tate, Mr. T.J.W. Tookey, Ms Dawson, Mr. M.A. Fisher

03/07/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mr. C.M. Wiscarson,  Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

21/07/2009
Comparative results presented on a pro forma basis	22/07/2009
Board change - Sir Win Bischoff to become chairman in September 2009	27/07/2009
Lloyds Banking Group 2009 half-year results	05/08/2009
Asset management plans announced	12/08/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mr. C.M. Wiscarson,  Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

24/08/2009
Notification of change in director's details - Sir Julian Horn-Smith	02/09/2009
Government asset protection scheme	18/09/2009

Board change - Carolyn McCall leaving the board	22/09/2009
Board change - Philip Green retiring from the board	22/09/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley, Mr. G.T. Tate and Mr. T.J.W. Tookey

25/09/2009
Halifax Estate Agencies sale	13/10/2009
Statement relating to certain non-core discretionary investment management activities.	13/10/2009
Halifax Estate Agency sale	16/10/2009
Disposal of certain non-core discretionary investment management activities	20/10/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant,  Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

23/10/2009
Sale of the employee equity solutions business	26/10/2009
Government asset protection scheme	29/10/2009
Board change - Sir David Manning leaving the board	03/11/2009
Interim Management Statement	03/11/2009
Exchange offer	03/11/2009
Hybrid Capital Securities	03/11/2009
GAPS Alternative & Rights Issue	03/11/2009
Price monitoring extension	04/11/2009

Prospectus dated 3 November 2009 (the "Prospectus") relating to the listing by the Lloyds Banking Group plc of:

•     U.S.$1,000,000,000 Fixed-Floating Rate Non-Cumulative Preference Shares (the "Preference Shares");

•     The 144A American Depositary Shares representing the Preference Shares; and

•     The Regulation S American Depositary Shares representing the Preference Shares

04/11/2009
Second price monitoring extension	04/11/2009
Exchange offers - Maximum ECN new issue amounts	11/11/2009
Publication of prospectus	11/11/2009
Crest changes	12/11/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Winfried Bischoff	17/11/2009
Unadjusted conversion price non US exchange offer	18/11/2009
Unadjusted conversion price US exchange offer	18/11/2009
Non US Exchange Offer results announcement	23/11/2009
US Exchange Offer expiration of early tender	23/11/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

23/11/2009
Rights Issue Price Announcement - Non US	24/11/2009
Rights Issue Price Announcement - US	24/11/2009
Results of General Meeting	26/11/2009
Doc re resolutions passed at General Meeting	26/11/2009
Conversion Price Announcement - Non US Exchange Offer	27/11/2009
Conversion Price Announcement - US Exchange Offer	27/11/2009
Repurchase and cancellation of preference shares	01/12/2009
Publication of prospectus	01/12/2009
US Exchange Offer - results announcement	08/12/2009
Issue of 107,740,591 new ordinary shares	11/12/2009
Exchange of preference shares for enhanced capital notes	11/12/2009
Strong support for rights issue - Non US	14/12/2009
Strong support for rights issue - US	14/12/2009
Completion of the rights issue and placement of 4.686% rump - Non US	14/12/2009

Completion of the rights issue and placement of 4.686% rump - US	14/12/2009
Exchange of preference shares for enhanced capital notes	14/12/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Dr. Berndt, Sir Winfried Bischoff, Eric Daniels, Ms J. Dawson, Archie Kane, Sir Julian Horn-Smith, Lord Leitch, Ms C. McCall, Ms A.S. Risley, Mr. T.T. Ryan, Mr. M.A. Scicluna, Truett Tate, Tim Tookey, A. Watson, C.F. Sergeant & Helen Weir

15/12/2009
Publication of final terms	15/12/2009
Repurchase and cancellation of preference shares	16/12/2009
Repurchase and cancellation of preference shares	16/12/2009
Publication of final terms	17/12/2009
Notification of voting rights and capital	18/12/2009
Repurchase and cancellation of preference shares	18/12/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

22/12/2009
Redemption and cancellation of preference shares	22/12/2009
Group corporate structure change	23/12/2009
Notification of voting rights and capital	31/12/2009
Block listing return	04/01/2010
Publication of Supplementary Prospectus (USMTN)	04/01/2010
Publication of Supplementary Prospectus (EMTN)	04/01/2010
Board change - Carolyn McCall resignation confirmation	06/01/2010

Final Terms for Lloyds TSB Bank plc's U.S.$2,250,000,000 4.375% Senior Fixed Rate Notes due 2015 and U.S.$2,750,000,000 5.800% Senior Fixed Rate Notes due 2020 issued pursuant to the prospectus dated 11 November 2009 as supplemented by the supplementary prospectus dated 4 January 2010 in connection with the U.S.$35,000,000,000 Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc

12/01/2010
Repurchase and cancellation of preference shares	19/01/2010

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley,

Mr. G.T. Tate  and Mr. T.J.W. Tookey

21/01/2010
Sale of 70% Esure stake	11/02/2010
New board appointment - Glen Moreno and David Roberts	11/02/2010
Exchange consideration announcement	12/02/2010
Notification of voting rights and capital	18/02/2010
Disclosure of directors' details	19/02/2010
Repurchase and cancellation of preference shares	19/02/2010
Notification of major interest in shares	22/02/2010
Statement from Sir Winfried Bischoff, Chairman	23/02/2010

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

23/02/2010
Notification of voting rights and capital	26/02/2010
2009 Results	26/02/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. D.L. Roberts	03/03/2010
Publication of supplementary prospectus x2	05/03/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. A. Watson	09/03/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. T.T. Ryan	09/03/2010
Update on current trading	19/03/2010

AFLAC: Final Terms for LBG Capital No.2 plc's U.S.$407,578,000 7.875 per cent. Fixed Rate Dated Enhanced Capital Notes due 2020 issued pursuant to the prospectus dated 1 December 2009, as supplemented on 5 March 2010 in connection with the £5,000,000,000 Enhanced Capital Note Programme of LBG Capital No.1 plc and LBG Capital No.2 plc

19/03/2010
Board change - Dr. Berndt leaving the board	22/03/2010
Stabilisation notice	22/03/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. G.R. Moreno	23/03/2010

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs H.A. Weir, Mrs. C.F. Sergeant, Mrs. A.S. Risley, Mr. G.T. Tate  and Mr. T.J.W. Tookey

23/03/2010
Announcement relating to the availability of the annual report and accounts and annual review 2009	26/03/2010
Employee Share Plans announcement of transactions in ordinary shares of 10p each.	26/03/2010

Copies of all company announcements may be found on our website

www.investorrelations.lloydstsb.com

Section 2

Registrar of Companies (ROC)

Form description	Brief description of information published and where details can be obtained (Note 1 below refers)	Date of publication
288c	Carolyn McCall - change in particulars	01/04/2009
288c	Martin Scicluna - change in particulars	01/04/2009
288c	Sir David Manning - change in particulars	01/04/2009
288a	Anthony Watson - appointment	08/04/2009
288c	Philip Green - change in particulars	15/04/2009
288b	Jan du Plessis - resignation	17/04/2009
363a	Annual return	13/05/2009
AA	Annual accounts	27/05/2009
88(2)	Allotment of shares	29/05/2009
88(3)	Particular of contract relating to shares	29/05/2009
288b	Ewan Brown - resignation	09/06/2009
RES04	Resolution passed at the AGM held on 5thJune 2009	24/06/2009
123	Notice of increase in nominal capital	26/06/2009
123	Notice of increase in nominal capital	26/04/2009
RES04	Authorised allotment of shares and debentures	24/06/2009
RES04	Authorised allotment of shares and debentures	24/06/2009
123	Notice of increase in nominal capital	24/06/2009
88(2)	Allotment of shares	13/07/2009
122	Notice of consolidation, division, sub division, redemption of shares etc	14/07/2009
122	Notice of consolidation, division, sub division, redemption of shares etc	14/07/2009
288c	Helen Weir - change of particulars	10/08/2009
288c	Sir Julian Horn Smith - change of particulars	09/09/2009
288b	Sir Victor Blank - resignation	22/09/2009
RES01	Alternation to memorandum and articles	01/10/2009
288a	Sir Winfried Bischoff - appointment	13/10/2009
CC04	Statement of Companies objects	21/10/2009
RES01	Alternation to memorandum and articles	21/10/2009
AD02	Sail address created	25/10/2009
AD03	Registers moved to sail address	25/10/2009
TM01	Philip Green - resignation	26/10/2009
TM01	Sir David Manning - resignation	04/11/2009
AD01	Registered office change	25/11/2009
SH03	Return of purchase of own shares	03/12/2009
SH06	Statement of capital	30/12/2009
SH01	Statement of capital	31/12/2009
SH02	Sub-division	31/12/2009
SH08	Notice of name or other designation of share class	31/12/2009
TM01	Carolyn McCall - resignation	31/12/2009
SH03	Return of purchase of own shares	06/01/2010
SH06	Statement of capital	06/01/2010
SH01	Statement of capital	15/01/2010
SH02	Statement of capital	15/01/2010
SH06	Statement of capital	15/01/2010
SH06	Statement of capital	15/01/2010
SH01	Statement of capital	15/01/2010
SH06	Statement of capital	15/06/2010
SH03	Return of purchase of own shares	27/01/2010
SH03	Return of purchase of own shares	27/01/2010
SH03	Return of purchase of own shares	27/01/2010
AP01	Mr. Glen Richard Moreno - appointment	08/03/2010
AP01	Mr. David Lawton Roberts - appointment	08/03/2010
SH03	Return of purchase of own shares	15/03/2010
SH03	Return of purchase of own shares	22/03/2010

Section 3

Securities & Exchange Commission (SEC) and New York Stock Exchange

Form description

Brief description of information published

These are the notifications to the SEC and the New York Stock Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)

Date of publication
6-K	Report of foreign issuer	09/04/2009
6-K	Report of foreign issuer	21/04/2009
6-K	Report of foreign issuer	22/04/2009
6-K	Report of foreign issuer	30/04/2009
6-K	Report of foreign issuer	07/05/2009
6-K	Report of foreign issuer	08/05/2009
6-K	Report of foreign issuer x2	11/05/2009
6-K	Report of foreign issuer	12/05/2009
6-K	Report of foreign issuer	14/05/2009
6-K	Report of foreign issuer x2	18/05/2009
6-K	Report of foreign issuer	19/05/2009
6-K	Report of foreign issuer x3	20/05/2009
6-K	Report of foreign issuer	22/05/2009
6-K	Report of foreign issuer	26/05/2009
6-K	Report of foreign issuer x3	29/05/2009
6-K	Report of foreign issuer x3	05/06/2009
6-K	Report of foreign issuer x5	08/06/2009
6-K	Report of foreign issuer x2	09/06/2009
6-K	Report of foreign issuer x3	11/06/2009
6-K	Report of foreign issuer	25/06/2009
6-K	Report of foreign issuer	30/06/2009
6-K	Report of foreign issuer	01/07/2009
6-K	Report of foreign issuer	03/07/2009
6-K	Report of foreign issuer	21/07/2009
6-K	Report of foreign issuer	22/07/2009
6-K	Report of foreign issuer	27/07/2009
6-K	Report of foreign issuer	05/08/2009
6-K	Report of foreign issuer	12/08/2009
6-K	Report of foreign issuer	24/08/2009
6-K	Report of foreign issuer	02/09/2009
6-K	Report of foreign issuer	18/09/2009
6-K	Report of foreign issuer x2	22/09/2009
6-K	Report of foreign issuer	25/09/2009
6-K	Report of foreign issuer x2	13/10/2009
6-K	Report of foreign issuer	16/10/2009
6-K	Report of foreign issuer	20/10/2009
6-K	Report of foreign issuer	23/10/2009
6-K	Report of foreign issuer	26/10/2009
6-K	Report of foreign issuer	29/10/2009
6-K	Report of foreign issuer x5	03/11/2009
6-K	Report of foreign issuer x2	04/11/2009
6-K	Report of foreign issuer x2	11/11/2009
6-K	Report of foreign issuer	12/11/2009
6-K	Report of foreign issuer	17/11/2009
6-K	Report of foreign issuer x2	18/11/2009
6-K	Report of foreign issuer x3	23/11/2009
6-K	Report of foreign issuer x2	24/11/2009
6-K	Report of foreign issuer x2	26/11/2009
6-K	Report of foreign issuer x2	27/11/2009
6-K	Report of foreign issuer x2	01/12/2009
6-K	Report of foreign issuer	08/12/2009
6-K	Report of foreign issuer x2	11/12/2009
6-K	Report of foreign issuer x5	14/12/2009
6-K	Report of foreign issuer x2	15/12/2009
6-K	Report of foreign issuer x2	16/12/2009
6-K	Report of foreign issuer	17/12/2009
6-K	Report of foreign issuer x2	18/12/2009
6-K	Report of foreign issuer x2	22/12/2009
6-K	Report of foreign issuer	23/12/2009
6-K	Report of foreign issuer	31/12/2009
6-K	Report of foreign issuer x3	04/01/2010
6-K	Report of foreign issuer	06/01/2010
6-K	Report of foreign issuer	19/01/2010
6-K	Report of foreign issuer	21/01/2010
6-K	Report of foreign issuer x2	11/02/2010
6-K	Report of foreign issuer	12/02/2010
6-K	Report of foreign issuer	18/02/2010
6-K	Report of foreign issuer x2	19/02/2010
6-K	Report of foreign issuer	22/02/2010
6-K	Report of foreign issuer x2	23/02/2010
6-K	Report of foreign issuer x2	26/02/2010
6-K	Report of foreign issuer	03/03/2010
6-K	Report of foreign issuer	05/03/2010
6-K	Report of foreign issuer x2	09/03/2010
6-K	Report of foreign issuer	19/03/2010
6-K	Report of foreign issuer x2	22/03/2010
6-K	Report of foreign issuer x2	23/03/2010
6-K	Report of foreign issuer x2	26/03/2010

Section 4 - European jurisdictions

The Netherlands: Authority for the Financial Markets ("AFM")

Form description	Brief description of information published These are the notifications to the AFM of the items listed against the same dates in section 1 of this update (except for share disclosures)	Date of publication
6-K	Report of foreign issuer	21/04/2009
6-K	Report of foreign issuer	30/04/2009
6-K	Report of foreign issuer	07/05/2009
6-K	Report of foreign issuer	08/05/2009
6-K	Report of foreign issuer	11/05/2009
6-K	Report of foreign issuer x2	18/05/2009
6-K	Report of foreign issuer x2	20/05/2009
6-K	Report of foreign issuer	22/05/2009
6-K	Report of foreign issuer x2	29/05/2009
6-K	Report of foreign issuer x3	05/06/2009
6-K	Report of foreign issuer x5	08/06/2009
6-K	Report of foreign issuer	09/06/2009
6-K	Report of foreign issuer x3	11/06/2009
6-K	Report of foreign issuer	30/06/2009
6-K	Report of foreign issuer	01/07/2009
6-K	Report of foreign issuer	22/07/2009
6-K	Report of foreign issuer	27/07/2009
6-K	Report of foreign issuer	05/08/2009
6-K	Report of foreign issuer	12/08/2009
6-K	Report of foreign issuer	02/09/2009
6-K	Report of foreign issuer	18/09/2009
6-K	Report of foreign issuer x2	22/09/2009
6-K	Report of foreign issuer x2	13/10/2009
6-K	Report of foreign issuer	16/10/2009
6-K	Report of foreign issuer	20/10/2009
6-K	Report of foreign issuer	26/10/2009
6-K	Report of foreign issuer	29/10/2009
6-K	Report of foreign issuer x5	03/11/2009
6-K	Report of foreign issuer x2	04/11/2009
6-K	Report of foreign issuer x2	11/11/2009
6-K	Report of foreign issuer	12/11/2009
6-K	Report of foreign issuer x2	18/11/2009
6-K	Report of foreign issuer x2	23/11/2009
6-K	Report of foreign issuer x2	24/11/2009
6-K	Report of foreign issuer x2	26/11/2009
6-K	Report of foreign issuer x2	27/11/2009
6-K	Report of foreign issuer x2	01/12/2009
6-K	Report of foreign issuer	08/12/2009
6-K	Report of foreign issuer x2	11/12/2009
6-K	Report of foreign issuer x5	14/12/2009
6-K	Report of foreign issuer	15/12/2009
6-K	Report of foreign issuer x2	16/12/2009
6-K	Report of foreign issuer	17/12/2009
6-K	Report of foreign issuer x2	18/12/2009
6-K	Report of foreign issuer	22/12/2009
6-K	Report of foreign issuer	23/12/2009
6-K	Report of foreign issuer	31/12/2009
6-K	Report of foreign issuer x3	04/01/2010
6-K	Report of foreign issuer	06/01/2010
6-K	Report of foreign issuer	19/01/2010
6-K	Report of foreign issuer x2	11/02/2010
6-K	Report of foreign issuer	12/02/2010
6-K	Report of foreign issuer	18/02/2010
6-K	Report of foreign issuer x2	19/02/2010
6-K	Report of foreign issuer	22/02/2010
6-K	Report of foreign issuer	23/02/2010
6-K	Report of foreign issuer x2	26/02/2010
6-K	Report of foreign issuer	05/03/2010
6-K	Report of foreign issuer	19/03/2010
6-K	Report of foreign issuer x2	22/03/2010
6-K	Report of foreign issuer x2	26/03/2010

The Netherlands: Euronext Amsterdam N.V.

Form description	Brief description of information published These are the notifications to Euronext Amsterdam N.V. of the items listed against the same dates in section 1 of this update (unless otherwise stated)	Date of publication
6-K	Report of foreign issuer	09/04/2009
6-K	Report of foreign issuer	21/04/2009
6-K	Report of foreign issuer	22/04/2009
6-K	Report of foreign issuer	30/04/2009
6-K	Report of foreign issuer	07/05/2009
6-K	Report of foreign issuer	08/05/2009
6-K	Report of foreign issuer x2	11/05/2009
6-K	Report of foreign issuer	12/05/2009
6-K	Report of foreign issuer	14/05/2009
6-K	Report of foreign issuer x2	18/05/2009
6-K	Report of foreign issuer	19/05/2009
6-K	Report of foreign issuer x3	20/05/2009
6-K	Report of foreign issuer	22/05/2009
6-K	Report of foreign issuer	26/05/2009
6-K	Report of foreign issuer x3	29/05/2009
6-K	Report of foreign issuer x3	05/06/2009
6-K	Report of foreign issuer x5	08/06/2009
6-K	Report of foreign issuer x2	09/06/2009
6-K	Report of foreign issuer x3	11/06/2009
6-K	Report of foreign issuer	25/06/2009
6-K	Report of foreign issuer	30/06/2009
6-K	Report of foreign issuer	01/07/2009
6-K	Report of foreign issuer	03/07/2009
6-K	Report of foreign issuer	21/07/2009
6-K	Report of foreign issuer	22/07/2009
6-K	Report of foreign issuer	27/07/2009
6-K	Report of foreign issuer	05/08/2009
6-K	Report of foreign issuer	12/08/2009
6-K	Report of foreign issuer	24/08/2009
6-K	Report of foreign issuer	02/09/2009
6-K	Report of foreign issuer	18/09/2009
6-K	Report of foreign issuer x2	22/09/2009
6-K	Report of foreign issuer	25/09/2009
6-K	Report of foreign issuer x2	13/10/2009
6-K	Report of foreign issuer	16/10/2009
6-K	Report of foreign issuer	20/10/2009
6-K	Report of foreign issuer	23/10/2009
6-K	Report of foreign issuer	26/10/2009
6-K	Report of foreign issuer	29/10/2009
6-K	Report of foreign issuer x5	03/11/2009
6-K	Report of foreign issuer x2	04/11/2009
6-K	Report of foreign issuer x2	11/11/2009
6-K	Report of foreign issuer	12/11/2009
6-K	Report of foreign issuer	17/11/2009
6-K	Report of foreign issuer x2	18/11/2009
6-K	Report of foreign issuer x3	23/11/2009
6-K	Report of foreign issuer x2	24/11/2009
6-K	Report of foreign issuer x2	26/11/2009
6-K	Report of foreign issuer x2	27/11/2009
6-K	Report of foreign issuer x2	01/12/2009
6-K	Report of foreign issuer	08/12/2009
6-K	Report of foreign issuer x2	11/12/2009
6-K	Report of foreign issuer x5	14/12/2009
6-K	Report of foreign issuer x2	15/12/2009
6-K	Report of foreign issuer x2	16/12/2009
6-K	Report of foreign issuer	17/12/2009
6-K	Report of foreign issuer x2	18/12/2009
6-K	Report of foreign issuer x2	22/12/2009
6-K	Report of foreign issuer	23/12/2009
6-K	Report of foreign issuer	31/12/2009
6-K	Report of foreign issuer x3	04/01/2010
6-K	Report of foreign issuer	06/01/2010
6-K	Report of foreign issuer	19/01/2010
6-K	Report of foreign issuer	21/01/2010
6-K	Report of foreign issuer x2	11/02/2010
6-K	Report of foreign issuer	12/02/2010
6-K	Report of foreign issuer	18/02/2010
6-K	Report of foreign issuer x2	19/02/2010
6-K	Report of foreign issuer	22/02/2010
6-K	Report of foreign issuer x2	23/02/2010
6-K	Report of foreign issuer x2	26/02/2010
6-K	Report of foreign issuer	03/03/2010
6-K	Report of foreign issuer	05/03/2010
6-K	Report of foreign issuer x2	09/03/2010
6-K	Report of foreign issuer	19/03/2010
6-K	Report of foreign issuer x2	22/03/2010
6-K	Report of foreign issuer x2	23/03/2010
6-K	Report of foreign issuer x2	26/03/2010

Luxembourg: Luxembourg Stock Exchange's website (www.bourse.lu )

Form description	Brief description of information published	Date of publication
-

Exchange Offer and Publication of Exchange Offer Memorandum: Lloyds Banking Group plc announces an invitation to exchange certain existing securities for enhanced capital notes guaranteed by Lloyds Banking Group plc or Lloyds TSB Bank plc, or an exchange consideration amount to be satisfied in new shares and/or cash and/or additional enhanced capital notes (publication on Lux website)

03/11/2009
-

Lloyds Banking Group - Hybrid Capital Securities: Update on negotiations with the European Commission regarding hybrid capital securities (including preference shares) issued by Lloyds Banking Group plc and its subsidiaries (publication on Lux website)

02/11/2010
-	Exchange Offers - Maximum ECN New Issue Amounts announcement (publication on Lux website)	11/11/2009
-	Unadjusted Conversion Price Announcement - Non-US Exchange Offer (publication on Lux website)	18/11/2009
-	Non-US Exchange Offer Announcement Results Announcement and US Exchange Offer Early Tender Deadline Update (publication on Lux website)	23/11/2009
-	Exchange Consideration Amount (publication on Lux website)	12/02/2010

Note 1

Further details about the information published by Lloyds Banking Group plc may be obtained from the Group Secretariat department, 25 Gresham Street, London EC2V 7HN and, where relevant, the Registrar of Companies.

Note 2

The above were notified to a Regulatory Information Service (RIS) and the United States Securities and Exchange Commission (SEC) (with a copy to the New York Stock Exchange). During the period, a number of other notifications were made to the RIS pursuant to the rules governing substantial acquisitions of shares issued on behalf of the panel on takeovers and mergers, relating to notifiable interests in the capital of certain listed companies held by the group - further details about these announcements may be obtained from the Share Disclosure Unit, Lovell Park 1, Phase 2, 1 Lovell Road, Leeds, West Yorkshire LS1 1NS.

Note 3

This annual information update relates to the period from 27th March, 2009 to 26th March 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  19 April 2010